Exhibit 99.1

PRESS RELEASE Wednesday June 11, 2014

DELHAIZE BELGIUM ANNOUNCES TRANSFORMATION PLAN

Planned measures might impact jobs of as many as 2,500 employees whereas forced lay-offs will be avoided as much as possible

BRUSSELS – June 11, 2014 – During an Extraordinary Works Council this morning, Delhaize Belgium announced its intention to implement major changes to its organization. Delhaize Belgium’s growing structural cost gap related to salary and working conditions in company operated activities, the economic environment and the rapidly growing competition in recent years has put Delhaize Belgium under pressure and could jeopardize its future financial health. In order to secure its future, Delhaize Belgium needs to accelerate the implementation of its commercial strategy through an additional investment of € 450 million during the 2015-2017 period. To enable this additional investment, different measures need to be taken. This could impact the jobs of 2,500 employees of Delhaize Belgium in the coming three years including the termination of the company-operated activities in 14 stores in various locations throughout Belgium. Delhaize Belgium is committed to respecting all legal obligations including the Renault law and to cooperating with its social partners to avoid forced layoffs as much as possible. The affiliated stores AD Delhaize, Proxy Delhaize and Shop & Go as well as the activities of Delhaize Luxembourg, Red Market, Tom & Co and Caddy Home are not affected by these measures.

Delhaize Belgium is faced with a growing structural cost gap related to salary and working conditions in its company-operated stores versus key competitors. This gap currently ranges from 15% to more than 30%. Moreover, these company-operated stores have suffered from a continued difficult economic environment and increased competition. Both the market share and profits of the company-operated stores have significantly declined during the previous years.

During the last years, we have developed a new commercial strategy and we have taken measures to reinforce our position in the Belgian market. To guarantee its future, Delhaize Belgium plans to accelerate the implementation of this new commercial strategy. To this end, during the period 2015-2017, Delhaize Belgium plans to invest an additional € 450 million in its company operated stores, people development and training, logistics, improved assortment of healthy and quality products, competitive prices and e-commerce.

In order to reduce the growing structural cost gap related to salary and working conditions and to generate funds for the necessary investments, Delhaize Belgium is considering measures to improve the efficiency and lower the costs of its company-operated activities. These measures include further optimization of the store organization and back-office processes and an adjustment of the salary and working conditions of all associates to better align with the payscale of its competitors. Delhaize Belgium is also considering to terminate its company-owned activities in 14 stores that have an unsustainable financial performance: Aarschot, Berlaar, Diest, Dinant, Eupen, Genk (Stadsplein), Herstal, Kortrijk Ring, La Louvière, Lommel, Oude Vest (Dendermonde), Tubize, Turnhout and Verhaeren (Schaarbeek).

All intended measures could result in the collective dismissal of 2,500 employees in its company-operated stores and headquarter operations over the coming three years. There will be no collective dismissal for blue collar associates.

“We fully recognize the social and emotional impact these measures have on our employees and their families. We are nevertheless convinced that the identified steps are absolutely necessary to guarantee the future of Delhaize Belgium. We have been present on the Belgian market for almost 150 years and are determined to remain so for the long term”, commented Denis Knoops, Chief Executive Officer of Delhaize Belgium. “The transformation plan will ensure that we stay one of the leading food retailers in Belgium while offering our associates fair and competitive salaries and working conditions. Together with our social partners, we will explore ways to avoid, as much as possible, forced lay-offs” said Denis Knoops.

Frans Muller, President and CEO of Delhaize Group, stated: “The measures proposed by Delhaize Belgium are necessary to remain relevant to its customers and ensure the future for our Belgian business. We are committed to Delhaize Belgium preserving its strong Belgian identity and its reputation for high quality products and strong

PRESS RELEASE Wednesday June 11, 2014

customer service.”

The company will comply with all applicable laws, including the Renault law, and has already started the process of information sharing and consultation with union representatives in order to engage in an effective and constructive dialogue.

Delhaize Belgium

At the end of March 2014, Delhaize Belgium’s network consisted of 854 stores operated under Delhaize supermarkets, AD Delhaize, Proxy Delhaize, Shop ‘n Go, Tom&Co and Red Market. Delhaize Belgium, which generated sales of €5.1 billion in 2013 and had a market share of 25.5%* in Belgium, employs over 15,000 people.

The banner is part of Delhaize Group, which is present in 9 countries on 3 continents and employs approximately 160,000 people around the world. At the end of march 2014, Delhaize Group’s network consisted of 3,520 stores *Source AC Nielsen